

OUR COMPANY

Adùn is a food brand dedicated to making African flavors easier to find and enjoy. Adùn manufactures a variety of offerings for every food lover ranging from ready-to-eat frozen meals and pastries to shelf-stable condiments.

Adùn launched in 2019 as ALLIDOISCOOK LLC and in 2022 changed its company type and name as part of a rebrand to Adùn Inc a Delaware C-Corp.

OUR MARKET

Adùn currently serves only the USA market, delivering to customers located in all of the USA except Hawaii and Alaska.

Our products are listed and available for sale on an e-commerce website - www.getadun.com

Adùn operates a B2C and B2B model in the following markets: DTC, Frozen meals, frozen pastries, and shelf-stable condiments.

TRADEMARKS AND COPYRIGHTS

Adùn owns the trademark and rights to the use of the word and wordmark ADUN.

FUNDRAISING

Adùn raised a pre-seed round of $350,620 from its customers via Wefunder, Venture Capital, and Angel Groups in November 2022.